

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 22, 2010

Robert J. Driessnack
Senior Vice President and Chief Financial Officer
Intermec, Inc.
6001 36th Avenue West
Everett, WA 98203-1264

> **Re:** **Intermec, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 16, 2010**
> **File No. 001-13279**

Dear Mr. Driessnack:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement filed April 16, 2010

Corporate Governance

The Board's Oversight of Risk Management, page 10

1. Please describe the process you undertook to reach the conclusion that the risks arising from your compensation policies and programs are not reasonably likely to have a material adverse effect on the company. Refer to Item 402(s) of Regulation S-K and SEC Release No. 34-61175 Proxy Disclosure Enhancements.

Security Ownership of Certain Beneficial Owners and Management, page 19

2.   Please identify the natural person or persons who exercise sole or shared voting
      and/or dispositive powers over the securities held by Unitrin and Blackrock.

Executive Compensation

Compensation Discussion and Analysis

Components of the Executive Compensation Program

2010 Cash Incentive Plan, page 32

3.   We note that you provided the target values under the terms of the 2009 MICP,
      but did not provide them for the 2010 SOIP despite the fact that it appears target
      values were established. Please tell us what consideration you gave to including
      the 2010 SOIP target values.

Long-Term Equity Incentive Programs, page 32

4.   We note that you have not disclosed your financial goals for the PSU Program for
      2009 or the PSU Program for 2008, which cover the 2009-2011 and 2008-2010
      performance cycles. Although we note your statement that as of December 31,
      2009, no payout is expected under these performance cycles, these targets appear
      to be material. Please tell us what consideration you gave to disclosing this
      information.

      In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Legal Branch Chief